LIBERTY DIVERSIFIED HOLDINGS, INC.
                   2100 West Orangewood Avenue, Suite 220
                         Orange, California  92868


                              April 4, 2007
                              Remitted Via EDGAR

Mr. Howard Efron, CPA
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                    RE:  Liberty Diversified Holdings, Inc.;
                         File No. 000-14047;  Item 4.01, Form 8-K;
                         Your Letter of March 5, 2007

Dear Mr. Efron:

     Thank you for your kind comments and assistance in connection with the filing of the Form 8-K filed on March 1, 2007 by Liberty Diversified Holdings, Inc., a Nevada corporation (the "Company").

     In that connection, please allow this letter to confirm the following additional acknowledgments:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We take our disclosure and other obligations under our federal securities laws very seriously.







Page Two
Mr. Howard Efron, CPA
April 4, 2007


     If, at any time, you or any member of the staff have any questions or concerns, please let me know.

     Thank you again for the courtesies and assistance that you have extended.

                              Sincerely,

                              /S/ Ronald C. Touchard
                              ----------------------------------
                              Ronald C. Touchard
                              Chief Executive Officer

RCT:
cc: file